Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: March 11, 2011

Employee FAQs—#2

Please note that similar questions have been combined into one Q&A where appropriate.

1. Was there any change in the composition of Zoran’s Board of Directors? What are the implications on the CSR/Zoran Merger?

•

Yes. Over 50% of Zoran shareholders have accepted the Institutional Shareholder Services (ISS) recommendation and replaced the three Zoran directors with the longest service period on Zoran BOD (Uzia Galil, James D. Meindl and Philip M. Young) with three new directors: Jon S. Castor, Dale Fuller and Jeffrey C. Smith. The Zoran BOD includes now four continuing directors: Raymond A. Burgess, Levy Gerzberg, James B. Owens and Arthur B. Stabenow and the three new directors.

•	The three new board members are considered to be independent directors.
•	The Zoran board (regardless of who serves on it) is bound, as it was before the change in the composition of the board of directors, by the merger agreement with CSR.

2. What will the merged company be called?

•	This is yet to be determined and will be discussed as part of the integration plan.

3. Why does the merger offer an even more promising future for Zoran employees?

•

We expect that employees will have more opportunities for growth and development by being part of a larger company (one of the top 10 largest fabless semiconductor companies worldwide) with more diversified technologies and markets. Moreover, new synergistic markets and products should create further opportunities not only for the new company, but also for the employees.

4. Will the current product roadmap be changed?

•

We are merging because our products are very complementary, and we see significant growth potential from combining our SoC and connectivity technologies. As one company we expect to be able to offer platform solutions, multiple technologies and improved economics that neither company could do independently, so this should affect our roadmaps in a positive way.

•	During the integration we plan to carefully review our strategic roadmaps and then look for opportunities to better focus our combined R&D investment to maintain and extend our market positions.

5. When will decisions be made regarding engineering, product lines, organization, headcount, benefits/compensation, redundancies and cooperation between the two companies teams/projects?

•

We are just beginning this process and haven’t made any decisions yet. We currently anticipate closing the merger late in the second quarter of 2011. We will make good use of this time to develop a clear integration plan so that we can start operating as one company upon the close. We will keep people informed as we form integration planning teams, establish guidelines for communication between the companies prior to closing and make decisions regarding all of these topics.

6. What is the vision for the combined company in DTV and STB?

•

Consistent with Zoran’s strategy, CSR connectivity is important in both product lines. STB is already a connected platform, and DTV is becoming a connected platform. In both areas a stronger platform combining SoC and software capabilities with WiFi, as well as Bluetooth, connectivity to both the Internet and to peripherals (remote controls, 3D glasses, cameras, etc.) offers ample opportunities for the new company to excel.

7. What about Printing?

•

We also believe there are great opportunities in Printing and connectivity. For example, we see opportunities to offer CSR’s connectivity technologies to Zoran’s printer customers, and to offer Zoran mobile printing software to CSR’s handset customers.

8. How will the new company’s global offices be combined?

•	We will review the best use of space as part of the integration plan.

9. Will Zoran employee benefits be changed? Will I sign a new contract?

•	Until the transaction closes, all benefits, equity and compensation will remain unchanged.
•	An integration team made up of members of both companies will be formed to work through areas such as employee benefits, compensation, and employment status, based on local labor law requirements.
•	We will do our best to keep you informed as we move forward to complete this transaction.

10. Can we learn more about CSR’s compensation/benefit plans?

•	CSR’s compensation and benefits are very similar to Zoran’s
•	We will address this topic as part of the integration plan

11. Why wasn’t the deal structured as $240 million cash + ($670 million minus $240 million) worth of CSR stock for ZRAN shareholders?

•	We structured the transaction as an all-share transaction, and CSR concurrently announced a cash buyback of $240m.

•	Zoran’s Board felt strongly that an all stock deal is best for Zoran shareholders as it allows Zoran’s shareholders to participate in any upside that the combined company might enjoy.
•	However, an all share transaction does not create the optimal capital structure for the combined company and therefore, we decided to implement the buyback.

12. Will the integration teams start working now, or only after the merger closes?

•	We will use the period between now and closing to plan the integration, and to make any necessary decisions so that we hit the ground running at the close.

13. How will the merger with CSR affect employees in various stages of the immigration process?

•	Zoran’s attorneys are making efforts to ensure that the acquisition does not negatively affect any employee’s visa or immigration process

14. What will I receive for my Zoran shares, RSUs and options, and when will I receive it?

•

Owned shares: each share of Zoran stock will be converted into 0.4625 CSR ADSs, with each ADS representing four CSR ordinary shares (so every Zoran share will be converted into the equivalent of 1.85 CSR ordinary shares (0.4625 x 4 = 1.85). This will occur shortly after the closing of the merger. The ADSs will be listed on NASDAQ.

•

RSUs: each Zoran RSU will convert upon the closing of the merger to the right to receive 0.4625 CSR ADSs for each Zoran share underlying the RSU, and otherwise be subject to its current terms and conditions, including as to vesting

o	Example: A Zoran RSU for 100 Zoran shares would become, at the closing of the merger, an RSU for 46 CSR ADSs
•

Options: each Zoran option will convert, upon the closing, to an option to buy the number of CSR ADSs equal to 0.4625 times the number of Zoran shares that are subject to the option, with the strike price being divided by 0.4625.

o	Example: an option for 100 Zoran shares with an exercise price of $10.00 would become an option to buy 46 ADSs with a strike price of $21.63.

15. Will there be a closed Trading Window for any period?

•	We will need to follow our standard Insider Trading Window policy.
•

Everyone should keep in mind following this policy: trading in Company Securities while in possession of material nonpublic information, including such information related to this transaction or any other aspect of the Company’s business, is illegal and against company policy

16. Will there be assistance in learning more about the CSR ADSs after the merger?

•

This should be fairly simple for employees. We expect the ADSs to be approved for listing on NASDAQ, so that they can be traded like any other US-listed shares, and options will be exercisable on the same terms and conditions as they now are. The use of E*Trade or other similar service provider will be determined in the integration process.

17. Is there any chance of the merger being derailed by latest shareholder lawsuits?

•

Shareholder lawsuits are very commonly filed in response to merger announcements, so our case is not unusual. While we have a policy not to comment on pending litigation, we intend to defend ourselves against these allegations.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of the Zoran shareholders, in the Registration Statement on Form F-4 to be filed by CSR with the Securities and Exchange Commission (“SEC”), which will contain a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements.

Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.